Exhibit 99.1

IHS Towers Signs Telecom Tower Acquisition Sale and Lease Back Agreement with MTN in South Africa

November 17, 2021, London/Johannesburg: IHS Holding Limited (“IHS Towers”), one of the largest independent owners, operators, and developers of shared telecommunications infrastructure in the world by tower count has signed agreements to acquire 5,709 telecommunication towers in South Africa from Mobile Telephone Networks Proprietary Limited (“MTN”), one of the leading mobile telecommunications operators in South Africa (the “Transaction”). IHS Towers will also provide Power-as-a-Service (“PaaS”) to MTN at approximately 12,800 sites across South Africa (including the acquired 5,709 sites).

Cash consideration in the Transaction is ZAR6.4 billion1. The acquired assets as well as the provisions of PaaS across MTN’s portfolio are expected to deliver Revenue and Adjusted EBITDA of approximately US$220 million and US$80 million, respectively, in the first full year of operations (based on a current exchange rate). Further growth is expected through a multi-year commitment for a portion of MTN’s new towers.

Through the Transaction, IHS Towers will enter the most industrialized economy in Africa, which is a testament to the company’s commitment to maintaining its leadership position in Africa. IHS Towers will become the largest independent tower operator in South Africa as well as leveraging its operational expertise to invest in new infrastructure helping accelerate the roll-out of new technologies and delivering efficiencies for existing infrastructure.

IHS Towers is expected to own 70% of the South African Towers business with the remaining 30% owned by a B-BBEE consortium. We are in advanced discussions with a consortium of B-BBEE investors, which is expected to be completed in due course.

Sam Darwish, IHS Towers Chairman and CEO, commented “I am exceptionally proud to announce IHS’ creation of the largest independent tower operator in South Africa, which represents the start of a new chapter in South Africa’s telecommunications infrastructure sector. The country has a growing population of almost 60 million people and we are committed to utilizing our operational expertise to invest in the towers acquired and provide cutting edge power services where necessary.

Our long-standing relationship with MTN Group, coupled with our two decades of operation on the African continent and track record of delivering consistently strong network uptime, will enable us to deliver an infrastructure capable of meeting South Africa’s increasingly sophisticated data demands. Although we have expanded into new regions over the last two years, this agreement is testament to our continued commitment to facilitating mobile connectivity across the African continent. With this Transaction and our partnership with the Egypt Digital Company for Investment as announced last month, IHS now has a footprint in seven African markets, in addition to our four newer markets in Latam.”

For more information on the transaction, refer to the presentation deck available at: https://www.ihstowers.com/investors/investor-presentations-webcasts

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1 On a cash and debt free basis, excludes IFRS 16 lease liabilities estimated to be ZAR4.6 billion.

About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world by tower count and is the only towerco solely focused on the emerging markets. The Company has more than 30,500 towers across its nine markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Kuwait, Nigeria, Peru, Rwanda and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

About MTN

MTN Group, JSE-listed, is an emerging market mobile operator providing a diverse range of voice, data, digital, fintech, wholesale, and enterprise services to more than 277m customers in 20 markets across Africa and the Middle East. For more information on the company, please visit the company’s website www.mtn.com

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecasts,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding the tower acquisition sale and lease back agreement with MTN in South Africa. The forward-looking statements in this press release are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to the business, legal and political risks in the countries in which we operate; general macroeconomic conditions in the countries in which we operate; foreign exchange risks and/or ability to access US Dollars in our markets; regional or global health pandemic, including COVID 19; our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites; and the important factors discussed “Risk Factors” in our prospectus, dated October 13, 2021, filed with the Securities and Exchange Commission (“SEC”) in accordance with Rule 424(b) of the Securities Act on October 15, 2021 (the “Prospectus”). The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

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